Allied Gold Limited

200k+oz p.a. producer on the horizon



Dawn at Gold Ridge

Disclaimer

Forward Looking Statement and Competent Persons Statement

This presentation does not constitute an offer or a solicitation of an offer to purchase equity securities of Allied Gold Limited ("**Allied Gold**").
To the extent permitted by law, none of Allied Gold, its subsidiaries, or any of their representatives make any representation or warranty, express or implied, as to the accuracy, reliability or completeness of the information contained in this presentation and none of those parties have or assume any obligation to provide any additional information or to update this presentation. Certain information in this presentation and oral statements made during this meeting is forward-looking and related to anticipated financial performance, events and strategies. Such forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their respective projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in the short form preliminary prospectus dated 13 November 2009 and the documents incorporated by reference in such prospectus. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements.

Competent Persons

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Presentation that relates to Mineral Resources has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this Presentation in the form and context in which it appears.

2010 The Year in Review

- Simberi 2.0Mtpa Oxide plant optimised and in steady state production
- Hedge book terminated
- Gold Ridge acquisition completed and fully funded
- TSX listing completed and capital raising of CAD $150M completed
- Group resources up 76 % to 8.3M oz
- Maiden profit of AUD 10.2M achieved
- Market Capitalisation up 266% to ~USD604 M since November 2009

Allied Gold Limited - a company in transition

Where we operate

Pacific Rim of Fire – Simberi, PNG and Gold Ridge Solomon Islands


SIMBERI
LIHIR
>40Moz
GRASBERG
>52Moz
FRIEDA RIVER
9Moz
WILD DOG
PANGUNA
16Moz
GRML
PAPUA
NEW GUINEA
OK TEDI
10Moz
PORGERA
>22Moz
WAFI
5Moz
TOLUKUMA
MISIMA
5Moz
GOLD RIDGE
>2Moz



1. Simberi, PNG


1
2



2. Gold Ridge, Solomons

Company Snapshot

As at 9 November 2010



Jan 2009 - Nov 2010
$
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10

- Experienced Board and Management
- Site management with strong regional knowhow
- Self sustaining philosophy in infrastructure

- Track record in:
  - sustained exploration success
  - project generation
  - project development
  - M&A execution

Location		PNG and Solomon Islands
Production*		Approx 100k ozpa @ USD700/oz FY 2011
		~200k ozpa @ USD600/oz targeted FY 2012
Tickers		ASX:ALD, TSX:ALG, AIM:AGLD
Shares & Option		1,040 million
Share Price		A$0.57
Net Cash (Debt)		US$ 40 M
Market Cap		US$ 604 M
Enterprise Value		US$ 564 M
	Ounces	**EV/oz**
Reserves	3.4 Moz	USD 165/oz
Resource	8.3 Moz	USD 68/oz

** FY is from 1 July to 30 June*

Shareholder Base

65% UK, 31% North America

Shareholders as at 8 Sept 2010	Holding(%)	Country
1. M&G Investment Mgm't	19.92%	UK
2. Baker Steel Capital Managers	10.52%	UK
3. Franklin Templeton	7.25%	USA
4. Capital Group	5.18%	USA/UK
5. Resource Capital Fund (RCF)	5.16%	USA
6. Black Rock	3.99%	USA
7. Legal & General	3.83%	USA/UK
8. JP Morgan Asset Mgm't	3.50%	UK
9. Libra Advisors	3.46%	USA
10. Fidelity	3.28%	UK
Top 10 Holders	**66%**	
Top 20 Holders	**79%**	


2%
2%
31%
65%
UK
USA/CAD
Australia
Other

Capital Structure at 14/Oct/2010	
Ordinary shares	1,040,032,142
Options	74,799,427

Allied Gold Limited

Resources + Funding = Opportunity



Growing Inventory
Simberi
Gold Ridge
3.3 Moz
Inferred
5.1 Moz
Measured
and
Indicated
9
8
7
6
5
4
3
2
1
0
Nov 06
Oct 08
Jan 09
May 09
May 10
Sep 10
Moz

Funding

Cash: **USD70m**

Debt: **USD35m**

Hedges **nil**

** as at 30 Sept 2010

Opportunity

Today - Simberi, PNG (72k ozpa)

2011 - Simberi (100k ozpa) + Gold Ridge (120k ozpa)

The future - Expand + Optimise (+300k ozpa)

Allied - Group Inventory

For more detail, view Allied's Annual Report







Simberi Resources	Mt	Au g/t	Moz
Proven	12.2	1.06	0.42
Probable	33.6	1.60	1.73
Total Reserves	**45.9**	**1.46**	**2.15**
Measured	14.2	1.16	0.53
Indicated	71.6	1.29	2.97
Inferred	87.8	0.96	2.72
Total Resources	**173.6**	**1.11**	**6.22**

Gold Ridge Resourses	Mt	Au g/t	Moz
Proven	-	-	-
Probable	23.3	1.71	1.28
Total Reserves	**23.3**	**1.71**	**1.28**
Measured	6.1	1.92	0.37
Indicated	23.0	1.66	1.23
Inferred	8.4	1.80	0.48
Total Resources	**37.6**	**1.73**	**2.09**

Simberi Reserves	Mt	Au g/t	Ounces
Oxides	26.3	1.03	870,000
Transitional	4.5	1.11	161,000
Sulphides	15.1	2.31	1,119,000
Total Reserves	**45.9**	**1.46**	**2,150,000**

Gold Ridge Reserves	Mt	Au g/t	Koz
Valehaichichi	5.0	1.66	266
Namachamata	1.2	2.27	93
Kupers	6.8	1.76	387
Dawsons	10.1	1.65	536

Simberi - Production

Currently 18 koz quarter, moving toward 25 koz quarter in ~ Qtr 3 2011



Recovery (%)
91.6
77.1
78.2
88.7
87.2
88.5
85.6
89.3
91.3
17.6
20.9
17.5
16.7
14.1
17.5
14.7
18.1
18.2
Production (koz)
SQ08
DQ08
MQ09
JQ09
SQ09
DQ09
MQ10
JQ10
SQ10

Costs/Margins: Cash Margins +US$550/oz

Hedge book extinguished in March 2010



Received Price (US$/oz)
790
774
838
714
862
866
1100
1184
1223
560
570
Total Cash Cost (US$/oz)*
551
401
428
586
755
736
754
614
660
650
SQ08
DQ08
MQ09
JQ09
SQ09
DQ09
MQ10
JQ10
SQ10
Guidance

Growth in Simberi & PNG

Oxides, Sulphides, Regional

Simberi Oxides

- Current output ~70koz pa at ~USD700/oz
- Expansion to 3.5Mtpa due Dec 2011 quarter
- Production increases to ~ 100koz pa
- Aggressive exploration program continues
- Targeted cash costs <USD600/oz (post expansion)



Simberi Sulphides

- Pre-feasibility study completed
- 1.1 Moz Reserves in place.
- Proven and viable Floatation/Roasting processing route identified at 1.5 Mtpa
- Minimum production 10 years approx 100,000 ozpa commencing 2015 subject to BFS
- Increase throughput to 2.5 Mtpa to be assessed
- Exploration program to continue to expand sulphide resources around known deposits
- BFS to commence immediately

Tabar Island and Tatau Island

- Exploration for Gold and Copper – blue sky targets identified drilling started

3. Gold Ridge, Solomon Islands

A$150m development on time and on budget


1
2


Santa Isbel Island
Malaita
Honiara
Gold Ridge Mine
Guadalcanal
2




Honiara
Gold Ridge Mine
Guadalcanal

Gold Ridge, Solomon Islands

A$150m development on time and on budget



Gold Ridge - Snapshot



Location	Gold Ridge, Guadalcanal
50kms from Honiara and 459m above sea level	
Production	
Historical	210 koz from August 1998 to June 2000 before being closed due to civil unrest
2011	100k ozpa from Q1 2010
Feasibility	**Feb 2009 study under review**
Mine	Strip Ratio: 1.55:1 Mine Life 10 years
Plant	2.5 Mtpa refurbishment, 82% recovery
Output	120kozpa

Inventory	Mt	g/t	Ounces
Probable (1P)	23.3	1.71	**1.28 Moz**
Resources (M&I)	29.1	1.71	**1.60 Moz**
Inferred	8.4	1.80	**0.48 Moz**

Resources at 0.8g/t cut off and are inclusive of reserves. See appendices for reserves and resources

Gold Ridge: A$150m on budget

80% committed, given EPC and work to date low likelihood of costs increase

A$150m

Committed & Incurred A$87M (58%)	Committed & Not Incurred A$33 M (22%)	Uncommitted A$30M (20%)

Of the A$150m capex, some A$120m has been committed, through fixed price EPC contract (A$65m) and major Allied items such as fleet ($20m), camp, staff, etc.

EPC Work A$65m

- Crushing
- Grinding
- Reagents
- Leach/Absorb/ Gold Recovery
- Utilities & Power Reticulation
- Civils
- Workshop
- EPCM Services
- Tailings
- Contingency & Other

Allied Owners Cost A$85m

- Access & Haul Roads
- Mine Fleet
- Village Relocation
- Offices & Camp
- TSF
- Project Staff
- Pre Ops Staff
- Freight
- First Fills
- Construction Equip & items
- Site Establish & IT
- Other Pre Prod.
- Insurance & Contingency & Other

Gold Ridge Timetable

Firmly on schedule for gold in March quarter

Critical Paths	
Site & Civils - Effectively Done	Camp built. Office built. 400 staff on site. Road and Civils nearly done. ROM Pad done. TCF 98% drained.
Process & Plant - 60% Done	3 new leach tanks to be completed November. SAG Mill refurb completed in December.
Village relocations - Ongoing	Construction ongoing. First 44 houses during November. Residents left Valehaichichi pit in August.
Power - December is key	Aggreko generators "go live" by December. Site cabling and switching ongoing.
Mining - Started	Mining commenced Valehaichichi / Namachamata pits. 10,000 tonnes of ore now on ROM pad. Drilling and Blasting commence in November.
Commissioning - March Q 2011	Dry and wet commissioning in March quarter 2011.

Gold Ridge – Mining Underway

Originally mined pit re-development advancing on schedule



Gold Ridge - Ore on the ROM

First 10,000 tonnes in build up to 150,000 tonnes







Gold Ridge - Fleet & Training

Phase I arrived in May, Phase II fleet arriving November 2010







Progress - Crush and Conveyor

Refurbishment on schedule





Gold Ridge - Mill Refit and Reline

Well advanced and on schedule







Gold Ridge - Tankage and Cabling

Three (3) additional tanks nearing completion





Gold Ridge - Village Resettlements

Three years of in-depth consultation and agreement

US$12M resettlement, 302 houses - on track





Gold Ridge - Camp completed

Enough beds for 200 people / Camp infrastructure in place







Simberi Sulphide PFS

Pigiput Ridge



Simberi Sulphide PFS

Pigiput Ridge





ML136
Simberi Island
Pit Design Outline
Access Rds
Haul Rd
RopeCon
Pigiput - Plant - Sea Haul Rd
5m Cntours
0
500
1,000
metres
Sorowar
Pigibo
Pigiput
Botlu
Samat
209,000 mN
208,000 mN
43,000 mE
44,000 mE
45,000 mE
46,000 mE
ALLIED GOLD LTD
SIMBERI GOLD PROJECT
LOCATION MAP

Simberi Sulphide PFS

Process Route



Concentrate feed
Gas Outlet
Gas Outlet
Distribution
Bed outlet
Wind box
Air / Oxygen



CRUSHING & MILLING
ACTIVATOR
COLLECTOR
FROTHER
FLOTATION
TAILINGS
CONC. THICKENING
HFO
AIR
ROASTING
OFFGAS
CALCINE
WATER
LIME
COOLING THICKENING
LIME
CYANIDE
CIL
CARBON EXPORT
CARBON IMPORT
CLEANED VENT GAS
OFFGAS SCRUBBING
DSTP

Simberi Sulphide PFS

Key Metrics and Sensitivity Analysis

SIMBERI COMBINED SULPHIDE AND OXIDE PROJECT PHYSICAL & FINANCIAL DATA

Total Recovered Au koz	1,889
Project Life Yrs	15
Capital Cost A$M	$278
Gold Price US$/oz	$1,000
Exchange Rate A$:US$	0.80
Pre-tax Project Cash Flow A$M	$750
Pre-tax NPV (10%) A$M	$334
Unit Cash Cost A$/oz	$678
IRR (before tax)	18%



Sensitivity Analysis
Net Present Value
Millions
Net Present Value (A$, @10%, before tax)
$1,000.0
$800.0
$600.0
$400.0
$200.0
$-
$334
$466
$598
$730
$862
$1,000
$1,100
$1,200
$1,300
$1,400
Gold Price (US$ per ounce)

Simberi Sulphide PFS

Material and Production Profile



Production Profile
Combined
Thousands
(tonnes)
(ounces)
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
-
300,000.0
250,000.0
200,000.0
150,000.0
100,000.0
50,000.0
-
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Year
Oxide Ore Mined and Milled
Oxide Transition Ore Mined and Milled
Low Grade Oxide Stockpile Milled
Sulphide Ore Mined and Milled - Oxide Plant
Sulphide Ore Mined and Milled - Oxide Plant 2
Sulphide Ore Mined and Milled
Low Grade Sulphide Stockpile Milled
Contained Au - All Sources (RHS)
Total Dore Recovered - All Sources (RHS)

Exploration Update



Tabar Islands, PNG - Exploration

Exploration Potential – multiple targets identified


Simberi
Tatau
Mt Letam
Mt Tric
Tabar
Tupinda
Fotombar
Banesa

- Approx 260km^2 held under licence on 3 islands of Tabar Gp, New Ireland Prov, PNG
- Simberi focus is epithermal gold in oxides and sulphides
- Tatau and Tabar Islands targeting both epithermal gold and porphyry copper-gold
- Substantial footprint in one of the world's most prospective gold regions
- Allied Gold discovery costs average USD$10oz

Tabar Islands, PNG - Exploration

Total Exploration Drilling in FY 09 – 10 : 30,865 metres


30,865 Metres Drilled - FY 09 - 10
Botlu Sulphide - Phase I
Pigibo Oxide
Pigibo Sulphide
Pigiput Sulphide
Samat Sulphide
SE Sorowar sulphide



Simberi Sulphides

Pigiput	61 holes / 16,215 metres
Pigibo	10 holes / 5,160 metres
Sorowar SE	9 holes / 2,350 metres
Botlu Phase I	11 holes / 2,390 metres
Samat	14 holes / 1,920 metres

Simberi Oxides

Pigibo	12 holes / 1,415 metres

Simberi Resources - 1.5 Moz added

Total Resources at 6.2 Moz Gold as at September 2010



Simberi Resources – 2010 (0.5g/t Au block cut-off)

- MEAS+IND: 85.7Mt @ 1.27g/t Au for 3.5Moz gold
- INF: 87.8Mt @ 0.96g/t Au for 2.7Moz gold
- **TOTAL: 173.6Mt @ 1.11g/t Au for 6.2Moz gold**

Net Difference FY 09 - 10 (0.5g/t Au block cut-off)

- MEAS+IND: 37.8Mt @ 1.33g/t Au for 1.6Moz gold
- **NET ADDED: 46.4Mt @ 1.01g/t Au for 1.5Moz gold**


Oxides = 1.4 Moz
Transitional = 0.3 Moz
Sulphides = 4.6 Moz

Resources are reported at a cut-off grade of 0.5 g/t

For more detail review Allied' Gold's 10 Sep '10 announcement

Simberi Reserves - 1.3 Moz added

Total Resources at 6.2 Moz Gold as at September 2010



Simberi Reserves – 2010(*)

- PROVEN: 12.2Mt @ 1.06g/t Au for 0.4Moz gold
- PROBABLE: 33.6Mt @ 1.60g/t Au for 1.7Moz gold

- **TOTAL: 45.9Mt @ 1.46g/t Au for 2.2Moz gold**

Net Difference FY 09 – 10

- PROBABLE: 23.7Mt @ 1.77g/t Au for 1.3Moz gold
  - including 14.0Mt @ 2.39g/t Au for 1.1Moz gold in Sulphide

- **TOTAL: 23.8Mt @ 1.71g/t Au for 1.3Moz gold**


Oxides = 0.9 Moz
Transitional = 0.2 Moz
Sulphides = 1.1 Moz

(*) Total pre-mine Mineral Resources including Mineral Reserves.

Tables shows rounded estimates that may result in some apparent computational discrepancies.

For more detail review Allied' Gold's 10 Sep '10 announcement

Simberi Exploration - Oxide

Potential incremental Oxide additions at Sorowar and Pigibo



ML136
KEKENMIRIDA
SOROWAR
PATAN
PIGIBO
PIGIPUT
BOTLU
Plant Site
Pigiput Camp
PIGICOW
Pigiput Bay
SAMAT
Thompsons Dam
Coronus Pitt
BEKOU
2km
SIMBERI ISLAND
Pit Design Outlines
Settlement Hamlets
Inactive Commercial
Coconut Plantations
Ropecon Path
ML 136
EL 609



210750mN
SOROWAR DEPOSIT
Extent of Drilling
210250mN
SOROWAR 2009 Pit Design
SOROWAR Untested Oxide Potential
209500mN
PIGIBO – PIGIPUT DEPOSITS
PIGIBO Now tested Oxide potential
209000mN
PIGIBO 2009 Pit Design
PIGIPUT 2009 Pit Design
440000mN
45000mN

Drilling Completed - Sep '10 Qtr

- Pigibo 12 holes / 860 metres

Simberi Exploration - Sulphide

Sulphide drilling planned at Sorowar and Botlu for remainder 2010


ML136
Simberi Island
44,000 mE
44,500 mE
NW SOROWAR
ALLIED GOLD LTD
SIMBERI GOLD PROJECT
SOROWAR
Sulphide Exploration Holes
210,000 mN
SOROWAR WEST
SE SOROWAR
SDH151
Holes Drilled
Assays Received
Previous Holes
Pit Designs
Current Oxide Pit Outline
Haul/Pit Access Road
Ropecon Path
209,500 mN
SOROWAR SOUTH

SOROWAR SULPHIDES
Phase I Core Drilling
16 holes / 3,000 metres in progress

BOTLU SULPHIDES
Phase II Core Drilling
8 holes / 1,425 metres to be completed


Sorowar – Oblique Section looking NW
SDH148 and pln SOR_SU_004

Drilling Completed - Sep '10 Qtr

- Sorowar SE — 8 holes / 1,605 metres
- Sorowar — 8 holes / 1,540 metres

Tatau Island: Mt Letam Prospect

Focus is epithermal gold targets


Simberi
Tatau
Tupinda
Tabar
Fotombar
Banesa

Mt Letam Prospect

- Previous drilling clipped edge of geophysical target
  - 2 holes / 487 metres completed in Sep '10 Qtr
  - 3rd hole in progress


192000 N
192200 N
192400 N
192600 N
192800 N
200 Z
100 Z
0 Z
-100 Z
-200 Z
RC1100D
IP Anomaly
Proposed Hole 350m
4m @ 2.80 g/t Au from 208m incl
2m @ 5.89 g/t Au from 208m
10 m @ 4.73 g/t Au from 359 m
(incl 4m @ 11.2g/t from 364m)

Gold Ridge - Exploration


4km to Honiara
Henderson Airfield
Bemuta
Tailings Disposal
ML 1/1999
Obu Obu
Plant Site
Waste Dump
Mine Camp
Valehaichich
Namachamata
Kupers
Dawsons
ML 1/1999
ML 1/1999
Mt Vunusa 640m
Mt Taluva 1040m
Mt Rauramba 1160m
0
5
Kilometres


Plant Site
Valehaichichi Pit
Namachamata Pit
Charivunga Mineralised Zone
Haul Road
Kupers Pit
Dawsons Pit

Gold Ridge, Solomon Is - Exploration

Known mineralisation extends over 1.5km x 2.5 km


INDEX
GOLD RIDGE CORRIDOR
Valehaichichi
Namachamata
Kupers
Dawsons
MINING LEASE
Mt. Vunusa SPL
GEOLOGY
0
0.5
1
kilometres

Gold Ridge Geology

- a typical low sulphidation epithermal gold deposit
- known mineralisation extends over 1.5km x 2.5 km
- hosted by Gold Ridge Volcanics (orange) and structurally controlled
- open at depth
- potential for Cu-Au porphyry style mineralisation below epithermal deposits
- additional exploration areas pegged

Gold Ridge - Exploration

RC Drilling commenced at Namachamata in Sep '10 Qtr



40,800 mN
40,700 mN
40,600 mN
40,500 mN
23,500 mE
23,600 mE
23,700 mE
NAMACHAMATA DEPOSIT
LATEST DRILLING & ASSAYS
OCTOBER 2010

Gold Ridge – RC Drilling

- 65 holes / 2,925 metres drilled since start Sep '10 Qtr
- Best down hole intercept to date - 20 m @ 5.61g/t Au from surface
- A$5 million - 25,000 m diamond / RC drill program



W
E
GRC0007 20m @ 5.61 g/t Au
from surface
NAMACHAMATA RC Drill Section
40650mN
looking North
50 metres
Oxide
Transitional
Sulphide
GRC0007
GRC0006
GRC0009
GRC0013
Feasibility
Study Pit
GRC0021
GRC0015
GRC0014
GRC0016
40650mN
GRC0009 21m @ 2.19 g/t Au
from 9m (open at depth)

Gold Ridge, Solomon Is - Exploration

IP Geophysical Survey in Progress



INDEX
Line 41400mN
Line 41200mN
Line 40800mN
Valehaichichi
Namachamata
Kupers
Dawsons
MINING LEASE
Mt. Vunusa SPL
0
0.5
1
kilometres
IP Surveyed
Line cut
Proposed Line
In Progress

Gold Ridge – New IP Geophysics

- comprehensive IP survey programme in progress (approx 50% Phase I completed)
- geophysical anomalies coincide with gold geochemical anomalies
- additional geophysical anomalies identified
- possible extensions of known deposits



Valehaichichi
Trend
Valehaichichi
Trend

Contact Us

www.alliedgold.com.au



Brisbane Office
34 Douglas Street
Milton Qld 4064
Ph: +61 7 3252 5911
investor@alliedgold.com.au

Toronto Office
Ph: +1 416 839 8610
rgreco@alliedgold.com.au

London Media
c/- Mr David Simonson
Merlin PR
Ph: +44 (0) 20 7726 8400
dsimonson@merlinpr.com